UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-53578

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2012

o	Transition Report on Form 10-K
o	Transition Report on Form 20-F
o	Transition Report on Form 11-K
o	Transition Report on Form 10-Q
o	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American First Financial, Inc.
Full Name of Registrant

#720-999 West Broadway
Address of Principal Executive Office (Street and Number)
Vancouver, BC V5Z 1K5
City, State and Zip Code

100 South Biscayne Boulevard, Miami, FL, 33131
Former Address, if Changed Since Last Report

if

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

o	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

o	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to events unforeseen by the Company, it is unable to complete its Quarterly Report on Form 10-Q for the period ended June 30, 2013 without an unreasonable effort and expense

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dr. Michael Rau	(305)	908-1521
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			x	No	o

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			x	No	o

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A business combination took place in May of 2013. The Company is working on the combination accounting associated with this transaction, and an accurate estimate of the income or loss cannot be determined at this time.

American First Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2013	By:	/s/ Dr. Michael Rau, Chief
Name: Dr. Michael Rau

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).